EXHIBIT 11 – COMPUTATION OF INCOME (LOSS) PER SHARE

(In thousands, except per share data)	Years Ended, December 31,
	2013	2012	2011
NUMERATOR:
Net loss attributable to the Company – common shares	$(606,883)	$(424,479)	$(302,094)
Less: Participating securities dividends	2,566	8,456	2,972
Less: Loss attributable to the Company – unvested shares	-	-	-
Net loss attributable to the Company per common share – basic and diluted	$(609,449)	$(432,935)	$(305,066)

DENOMINATOR:
Weighted average common shares outstanding – basic	83,364	82,745	82,487
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-	-
Weighted average common shares outstanding – diluted	83,364	82,745	82,487

Net loss attributable to the Company per common share:
Basic	$(7.31)	$(5.23)	$(3.70)
Diluted	$(7.31)	$(5.23)	$(3.70)

(1)        6.4 million, 5.4 million and 5.5 million stock options and restricted shares were outstanding at December 31, 2013, 2012, and 2011, respectively, that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.